SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No._____2______)*


                          Saratoga Beverage Group, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                               803436104
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803436104                  13G                    Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            17,680
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             17,680
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       17,680
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       0.6%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 803436104                   13G                    Page 3 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             8,840
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       8,840
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       8,840

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       0.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
                     BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 4 of 7 Pages


Item 1.     (a)   Name of Issuer:

                  Saratoga Beverage Group, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  11 Geyser Road
                  Saratoga Springs, New York  12866

Item 2.     (a)   Name of Person Filing:

                    J. Morton Davis and D.H. Blair Investment Banking Corp. ("Blair Investment") (together, the "Reporting Parties)(1). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

            (b)   Address of Principal Business Office:

                    Mr. Davis' and Blair Investment's business address is 44 Wall Street, New York, New York 10005.

            (c)   Citizenship:

                    Mr. Davis is a United States citizen. Blair Investment is incorporated in the State of Delaware.

            (d)   Title of Class of Securities:

                   Class A Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                    803436104


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [X]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

______________________________________________________________________________
(1) J. Morton Davis is an investment banker and sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, Blair Investment was a wholely-owned subsidiary of D.H. Blair Holdings, Inc. ("Blair Holdings"), which was solely owned by Mr. Davis. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation.

                                                             Page 5 of 7 Pages



Item 4.     Ownership.

       (a) (b) As of December 31, 1996, Mr. Davis may be deemed to beneficially own 17,680 shares or 0.6% of the Issuer's shares issued and outstanding as follows: (i) 8,840 shares underlying Underwriter's Warrants (2) to purchase 8,840 shares owned directly by him, and (ii) 8,840 shares underlying Underwriter's Warrants (2) to purchase 8,840 shares owned by Blair Investment. As of December 31, 1996, Blair Investment may be deemed to beneficially own 8,840 shares or 0.3% as indicated in (ii) above.


          (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment.


Item 5.     Ownership of Five Percent or Less of a Class.

               The Reporting Parties have ceased to be beneficial owners of more than five percent of the Issuer's securities.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

___________________________________________________________________________
(2) These Underwriter's Warrants are exercisable at $6.00 per share until June 23, 1998.

                                                            Page 6 of 7 pages

                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 3, 1997


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis



Date: February 3, 1997
      D.H. Blair Investment Banking Corp.


By:  /s/ David Nachamie
   -------------------------------
     David Nachamie
     Treasurer